Exhibit 99.1

*Printable Version (PDF) available here



Maguire Properties

**Supplemental Operating and Financial Data
For the Quarter Ended
September 30, 2004**

Maguire Properties, Inc.
Third Quarter 2004

TABLE OF CONTENTS

This supplemental package contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, you should exercise caution in interpreting and relying on these statements as they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect actual results, performance or achievements. These factors include, without limitation, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants' financial condition, the uncertainties of real estate development and acquisition activity, the ability to effectively integrate acquisitions, the costs and availability of financing, the effects of local economic and market conditions, regulatory and tax law changes and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Table of Contents

Maguire Properties, Inc.
Third Quarter 2004

CORPORATE DATA

Maguire Properties, Inc.
Third Quarter 2004

COMPANY BACKGROUND

Maguire Properties, Inc. (the "Company"), a self-administered and self-managed real estate investment trust, is one of the largest owners, managers and developers of first-class office properties in the Los Angeles metropolitan area, with a significant presence in four sub-markets: Los Angeles Central Business District, Tri-Cities (Pasadena, Burbank and Glendale), Cerritos and Orange County. The Company's predecessor was founded in 1965 by Robert F. Maguire III and has developed over 30 million square feet of office properties nationally.

On June 27, 2003, we closed our initial public offering of 36,510,000 shares of common stock raising over $693 million in gross proceeds. On July 8, 2003, we issued an additional 5,476,500 shares of common stock as a result of the exercise of the underwriters' over-allotment option. We received an additional $104 million of gross proceeds.

On August 29, 2003, we completed the acquisition of the remaining interests that we did not already own in Glendale Center, consisting of BankAmerica Realty Services Inc.'s 70% interest and Disney Enterprises' distribution participation interest in the property. We also completed the defeasance of the existing $37 million property mortgage. As a result of this transaction, we now hold a 100% interest in the property.

On October 15, 2003, we completed an $80 million, 10-year interest-only mortgage financing at a fixed rate of 5.73% for Glendale Center.

On November 6, 2003, we completed the acquisition of One California Plaza in Los Angeles from Metropolitan Life Insurance Company. The purchase price was approximately $225 million, which was funded through cash on hand and a $146.3 million seven-year mortgage loan at a fixed interest rate of 4.73% provided by Metropolitan Life Insurance Company.

On January 23, 2004, we completed the offering of 10 million shares of 7.625% Series A Cumulative Redeemable Preferred Stock (liquidation preference $25.00 per share) for total gross proceeds of $250 million, including the exercise of the underwriters' over-allotment option.

On April 14, 2004, we completed the acquisition of the Park Place office campus in Orange County, California from an affiliate of Blackstone Real Estate Advisors. The purchase price was approximately $260 million including the assumption of existing mortgage and mezzanine financing of approximately $164 million. The remainder was funded through proceeds of the 7.625% Series A Cumulative Redeemable Preferred Stock offering.

On July 23, 2004, we completed the acquisition of Park Place II in Orange County, California. The purchase price was approximately $215 million, which was funded through a $140 million bridge loan. The remainder was funded through proceeds of the 7.625% Series A Cumulative Redeemable Preferred Stock offering.

On October 8, 2004, we entered into an agreement to acquire Washington Mutual Irvine Campus, a 16-acre office campus located in Irvine, California for approximately $151.2 million from an affiliate of Washington Mutual Bank, F.A. The acquisition is expected to be funded with approximately $51.2 million of cash on hand and approximately $100 million of mortgage financing.

On November 1, 2004, we completed a $210 million, 7-year mortgage refinancing for KPMG Tower bearing interest at a fixed rate of 5.14%.

On November 2, 2004, we entered into an agreement to acquire Lantana Media Campus, a 12-acre campus located in Santa Monica, California for approximately $136.8 million from entities controlled by Lantana Hines Development LLC. The acquisition is expected to be funded with $30 million cash on hand and $106.8 million of financing.

Upon completion of the two pending acquisitions, we will own a portfolio totaling approximately 14.3 million square feet consisting of thirteen office properties with approximately 9.8 million net rentable square feet, one 350-room hotel with 266,000 square feet, and total on and off-site structured parking of approximately 4.2 million square feet, plus surface parking, which in total accommodates a capacity of over 19,000 vehicles. We also own an undeveloped two-acre land parcel adjacent to an existing office property that we believe can support approximately 300,000 net rentable square feet of office development, and land and development agreements that we believe can support up to 2.5 million square feet of mixed-use improvements.

This Supplemental Operating and Financial Data package supplements the information provided in our quarterly and annual reports filed with the Securities and Exchange Commission (SEC). Additional information about us and our properties is also available at our website www.maguireproperties.com.

Maguire Properties, Inc.

Third Quarter 2004

INVESTOR INFORMATION

333 South Grand Avenue
Suite 400
Los Angeles, CA 90071
(213) 626-3300
(213) 687-4758 (fax)

- SENIOR MANAGEMENT -

Robert F. Maguire III	Chairman of the Board and Co-Chief Executive Officer	William H. Flaherty	Senior Vice President, Leasing and Marketing
Richard I. Gilchrist	President and Co-Chief Executive Officer	Robert P. Goodwin	Senior Vice President, Development
Dallas E. Lucas	Executive Vice President, Chief Financial Officer	Daniel F. Gifford	Senior Vice President, Asset Management
Mark T. Lammas	Senior Vice President, General Counsel	Peggy M. Moretti	Senior Vice President, Investor Relations
Javier F. Bitar	Senior Vice President, Finance		

- CORPORATE -

Investor Relations Contact: Peggy M. Moretti (213) 626-3300
Please visit our corporate website at: www.maguireproperties.com

EQUITY RESEARCH COVERAGE

A.G. Edwards & Sons	David AuBuchon	(314) 955-5452
Banc of America Securities	Ross Nussbaum	(212) 847-5677
Deutsche Bank Alex. Brown	John Perry	(212) 250-5182
Green Street Advisors	Jim Sullivan	(949) 640-8780
Legg Mason	David Fick	(410) 454-5018
Lehman Brothers	David Shulman	(212) 526-3413
Raymond James & Associates	Paul Puryear	(727) 567-3800
RBC Capital Markets	Jay Leupp	(415) 633-8588
Salomon Smith Barney	Jonathan Litt	(212) 816-0231
UBS Warburg	Keith Mills	(212) 713-3098
Wachovia Securities	Christopher Haley	(443) 263-6773
Wells Fargo Securities	Christopher Hartung	(415) 675-2759

TRANSFER AGENT

Continental Stock Transfer and Trust Company
17 Battery Place
8th Floor
New York, NY 10004
(212) 845-3215

TIMING

Quarterly results for the remainder of 2004 will be announced according to the following anticipated schedule:

Fourth Quarter   Early February 2005

Maguire Properties, Inc.
Third Quarter 2004

COMMON STOCK DATA (NYSE: MPG)

Maguire Properties' common stock is traded primarily on the New York Stock Exchange under the symbol: MPG. MPG's common stock since the initial public offering on June 24, 2003 has had the following characteristics (based on New York Stock Exchange closing prices):

	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004	4th Quarter 2003
High Price	$ 25.65	$ 26.51	$ 25.60	$ 24.46
Low Price	$ 22.41	$ 20.95	$ 22.55	$ 20.32
Closing Price	$ 24.31	$ 24.77	$ 25.60	$ 24.30
Dividends per share - Annualized	$ 1.60	$ 1.60	$ 1.60	$ 1.60
Closing Dividend Yield - Annualized	6.58%	6.46%	6.25%	6.58%
Closing Common Shares and Limited Partnership Units Outstanding (thousands)	53,787	53,787	53,645	53,645
Closing Market Value of Common Shares and Limited Partnership Units Outstanding (thousands)	$ 1,307,550	$ 1,332,292	$ 1,373,315	$ 1,303,576

DIVIDENDS PER SHARE

	3rd Quarter 2004	2nd Quarter 2004	1st Quarter 2004	4th Quarter 2003
Common Stock				
Amount	$ 0.4000	$ 0.4000	$ 0.4000	$ 0.4000
Declared	September 23, 2004	June 23, 2004	March 15, 2004	December 15, 2003
Record	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Paid	October 29, 2004	July 30, 2004	April 30, 2004	January 30, 2004
Preferred Stock				
Amount	$ 0.4766	$ 0.4766	$ 0.51892[1]	
Declared	September 23, 2004	June 23, 2004	March 15, 2004	
Record	September 30, 2004	June 30, 2004	March 31, 2004	
Paid	October 29, 2004	July 30, 2004	April 30, 2004	

(1)   Includes $0.04236 per preferred share covering the period from the completion of our preferred stock offering on January 23, 2004 through January 31, 2004.

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Table of Contents

CONSOLIDATED FINANCIAL RESULTS

Maguire Properties, Inc.
Third Quarter 2004

FINANCIAL HIGHLIGHTS
(unaudited and in thousands, except per share amounts)

	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003
Income Items:				
Revenue (1)	$ 81,071	$ 78,129	$ 70,007	$ 67,224
Straight line rent including discontinued operations	$ 3,240	$ 2,575	$ 1,399	$ 726
Fair value lease revenue including discontinued operations (2)	$ 633	$ 585	$ 598	$ 916
Lease termination fees	$ -	$ -	$ 274	$ -
Office property operating margin (3)	64.7%	66.3%	65.6%	64.5%
Net income allocable to common shareholders	$ 3,696	$ 4,320	$ 5,928	$ 8,030
Funds from operations (FFO) available to common shareholders (4)	$ 21,707	$ 21,000	$ 19,435	$ 21,227
FFO per common share - basic (4)	$ 0.51	$ 0.50	$ 0.46	$ 0.50
FFO per common share - diluted (4)	$ 0.51	$ 0.49	$ 0.46	$ 0.50
Net income per common share - basic and diluted	$ 0.09	$ 0.10	$ 0.14	$ 0.19
Dividends declared per common share	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Dividends declared per preferred share(5)	$ 0.48	$ 0.48	$ 0.52	$ -
Ratios:				
Interest coverage ratio (6)	3.06	3.22	3.20	3.24
Fixed-charge coverage ratio (7)	2.32	2.39	2.47	3.18
FFO payout ratio (8)	78.4%	81.6%	87.1%	80.0%
AFFO payout ratio (9)	114.5%	126.9%	98.7%	85.6%
Capitalization:				
Total consolidated debt	$ 1,515,250	$ 1,375,250	$ 1,211,250	$ 1,211,250
Preferred stock @ quarter end	$ 250,000	$ 250,000	$ 250,000	$ -
Common stock price @ quarter end	$ 24.31	$ 24.77	$ 25.60	$ 24.30
Common equity value @ quarter end (10)	$ 1,307,550	$ 1,332,292	$ 1,373,315	$ 1,303,576
Total market capitalization	$ 3,072,800	$ 2,957,542	$ 2,834,565	$ 2,514,826
Debt / total market capitalization	49.3%	46.5%	42.7%	48.2%
Debt plus preferred stock / total market capitalization	57.4%	55.0%	51.6%	48.2%

(1) Includes gross revenue from hotel operations of $4,156, $5,285, $5,199 and $5,144 for the three months ended September 30, 2004, June 30, 2004, March 31, 2004 and December 31, 2003, respectively, and excludes revenue from discontinued operations.
(2) Represents the net adjustment for above and below market leases which are being amortized over the term of the respective leases at the investment date.
(3) Calculated as follows: (rental, tenant reimbursement and parking revenues - rental property operating and maintenance expense, real estate taxes and parking expenses) / rental, tenant reimbursement and parking revenues and excludes discontinued operations.
(4) For a definition and discussion of FFO, see page 34. For a quantitative reconciliation of the differences between FFO and net income, see page 11.
(5) Preferred dividend declared for three months ended October 31, 2004, July 31, 2004 and for the prorated period from and including the preferred stock offering closing date of January 23, 2004, to and including April 30, 2004.
(6) Calculated as earnings before interest, taxes and depreciation and amortization and preferred dividends, or EBITDA, of $48,310, $46,555, $42,250, and $40,528, respectively divided by cash interest expense of $15,801, $14,441, $13,221, and $12,500, respectively, For a definition of cash interest expense, see page 15. For a discussion of EBITDA, see page 35. For a quantitative reconciliation of the differences between EBITDA and net income, see page 13.
(7) Calculated as EBITDA of $48,310, $46,555, $42,250, and $40,528, respectively divided by fixed charges of $20,852, $19,486, $17,095, and $12,764, For a definition of fixed charges see page 15.
(8) Calculated as dividend declared per common share divided by FFO per common share - diluted.
(9) Calculated as common stock dividends and distributions declared of $21,515, $21,515, $21,458, and $21,458, respectively, divided by AFFO of $18,798, $16,957, $21,735, and $25,084, respectively. For a definition and discussion of AFFO, see page 34. For a quantitative reconciliation of the differences between AFFO and FFO, see page 12.
(10) Assuming 100% conversion of the limited partnership units in the operating partnership into shares of our common stock.

Maguire Properties, Inc.
Third Quarter 2004

CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
	(unaudited)	(unaudited)	(unaudited)	
Assets				
Investments in real estate:	$ 2,087,087	$ 1,926,236	$ 1,687,247	$ 1,683,901
Less: accumulated depreciation and amortization	(177,426)	(161,594)	(144,882)	(130,452)
	1,909,661	1,764,642	1,542,365	1,553,449
Investment in real estate held for sale	78,584	-	-	-
	1,988,245	1,764,642	1,542,365	1,553,449
Cash and cash equivalents including restricted cash	145,477	196,529	309,442	82,899
Rents, deferred rents and other receivables	33,236	28,451	26,730	24,623
Deferred charges, net	128,805	140,757	93,686	98,567
Other assets	45,146	62,917	54,273	46,380
Total assets	$ 2,340,909	$ 2,193,296	$ 2,026,496	$ 1,805,918
Liabilities, minority interests and stockholders' equity				
Loans payable	$ 1,515,250	$ 1,375,250	$ 1,211,250	$ 1,211,250
Dividends and distributions payable	24,692	24,692	25,059	21,458
Accounts payable, accrued interest payable and other liabilities	87,415	71,075	61,900	64,753
Acquired lease obligations	83,109	75,792	73,415	76,455
Obligations associated with real estate investment held for sale	946	-	-	-
Total liabilities	1,711,412	1,546,809	1,371,624	1,373,916
Minority interests	77,227	82,969	84,917	88,578
Stockholders' equity				
Common and preferred stock and additional paid in capital	652,513	650,296	647,282	406,559
Accumulated deficit and dividends	(103,356)	(89,808)	(77,014)	(65,884)
Unearned and accrued stock compensation, net	(5,573)	(5,936)	(3,294)	(3,800)
Accumulated other comprehensive income, net	8,686	8,966	2,981	6,549
Total stockholders' equity	552,270	563,518	569,955	343,424
Total liabilities, minority interests and stockholders' equity	$ 2,340,909	$ 2,193,296	$ 2,026,496	$ 1,805,918

Maguire Properties, Inc.
Third Quarter 2004

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share amounts)
(unaudited)

| | Three Months Ended | | | |
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Revenue:				
Rental	$ 47,725	$ 45,276	$ 36,830	$ 35,747
Tenant reimbursements	19,708	17,772	18,784	17,596
Hotel operations	4,156	5,285	5,199	5,144
Parking	8,782	8,324	7,644	7,133
Management, leasing and development services to affiliates	268	956	698	1,425
Other	432	516	851	179
Total revenue	81,071	78,129	70,006	67,224
Expenses:				
Rental property operating and maintenance	18,095	16,561	14,590	13,867
Hotel operating and maintenance	3,319	3,574	3,711	3,495
Real estate taxes	6,421	5,301	5,091	5,633
Parking expenses	2,387	2,224	2,079	1,965
General and administrative and other	4,556	5,930	4,304	3,787
Depreciation and amortization	22,627	20,493	16,531	16,159
Interest	16,180	15,312	14,110	13,716
Total expenses	73,585	69,395	60,416	58,622
Income from continuing operations before minority interests	7,486	8,734	9,590	8,602
Minority interests attributable to continuing operations	552	814	1,228	1,764
Income from continuing operations	6,934	7,920	8,362	6,838
Income from discontinued operations	1,916	1,466	1,468	1,499
Minority interests attributable to discontinued operations	388	300	301	307
Net income	8,462	9,086	9,529	8,030
Preferred stock dividends	4,766	4,766	3,601	-
Net income allocable to common shareholders	$ 3,696	$ 4,320	$ 5,928	$ 8,030
Net income per common share - basic and diluted	$ 0.09	$ 0.10	$ 0.14	$ 0.19
Weighted-average shares outstanding - basic	42,514,303	42,334,249	42,329,921	42,329,921
Weighted-average shares outstanding - diluted	42,688,838	42,487,711	42,578,570	42,496,536
Weighted-average fully diluted shares and units	53,602,312	53,487,109	53,577,968	53,495,934

Maguire Properties, Inc.
Third Quarter 2004

FUNDS FROM OPERATIONS (1)
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended September 30, 2004		Three Months Ended June 30, 2004		Three Months Ended March 31, 2004		Three Months Ended December 31, 2003	
Reconciliation of net income to funds from operations:								
Net income available to common shareholders	$	3,696	$	4,320	$	5,928	$	8,030
Adjustments:								
Minority interests		940		1,114		1,529		2,071
Real estate depreciation and amortization		22,495		20,432		16,440		16,047
Real estate depreciation and amortization from discontinued operations		101		550		551		552
Funds from operations available to common shareholders and unitholders (FFO)	$	27,232	$	26,416	$	24,448	$	26,700
Company share of FFO (2)	$	21,707	$	21,000	$	19,435	$	21,227
FFO per share - basic	$	0.51	$	0.50	$	0.46	$	0.50
FFO per share - diluted	$	0.51	$	0.49	$	0.46	$	0.50
Weighted-average shares outstanding - basic		42,514,303		42,334,249		42,329,921		42,329,921
Weighted-average shares outstanding - diluted		42,688,838		42,487,711		42,578,570		42,496,536

(1)   For the definition and discussion of FFO, see page 34.
(2)   Based on a weighted average interest in our operating partnership of 79.7% for the three months ended September 30, 2004 and 79.5% for the three months ended June 30, 2004, March 31, 2004 and December 31, 2003.

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Maguire Properties, Inc.
Third Quarter 2004

ADJUSTED FUNDS FROM OPERATIONS (1)
(unaudited and in thousands)

	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003
FFO	$ 27,232	$ 26,416	$ 24,448	$ 26,700
Non-real estate depreciation	132	61	91	112
Amortization of deferred financing fees	1,055	990	1,014	974
Accretion (amortization) of interest rate swap sold	(676)	(119)	(125)	239
Non-cash stock compensation	508	181	636	608
Straight-line rents	(3,240)	(2,575)	(1,399)	(726)
Fair value lease revenue	(633)	(585)	(598)	(916)
Capital lease principal payments	(285)	(279)	(273)	(261)
Capitalized leasing payroll	(186)	(93)	(236)	(227)
Non-recoverable capital expenditures	(275)	(418)	(237)	(31)
Recoverable capital expenditures	(162)	(656)	(184)	(4)
Hotel improvements, equipment upgrades and replacements (2)	(5)	(16)	-	(193)
2nd generation tenant improvements and leasing commissions (3) (4)	(4,667)	(5,950)	(1,402)	(1,191)
Adjusted funds from operations (AFFO)	$ 18,798	$ 16,957	$ 21,735	$ 25,084

(1) For the definition and computation method of AFFO, see page 34. For a quantitative reconciliation of the differences between AFFO and cash flow from operating activities, see page 13.
(2) Excludes $1.1 million, $1.9 million, $0.7 million, and $0.3 million of expenditures for the three months ended September 30, 2004, June 30, 2004, March 31, 2004, and December 31, 2003, respectively related to the renovation of the hotel. See page 32.
(3) Excludes 2nd generation tenant improvements and leasing commissions of $0.1 million, $4.4 million, $6.7 million, and $8.0 million, for the three months ended September 30, 2004, June 30, 2004, March 31, 2004, and December 31, 2003, respectively, related to leases executed prior to and fully reserved ($35.2 million) at the Offering. Principal leases comprising the $35.2 million reserve include tenants such as US Bancorp, Wealth & Tax Advisory, Latham & Watkins, Morrison & Forester, Gibson Dunn & Crutcher and Payden & Rygel. As of September 30, 2004, $3.9 million of this reserve remains.
(4) Excludes 1st generation tenant improvements and leasing commissions of $1.3 million, $2.1 million, $0.9 million, and $0.2 million, for the three months ended September 30 , 2004, June 30, 2004, March 31, 2004, and December 31, 2003, respectively.

Maguire Properties, Inc.
Third Quarter 2004

RECONCILIATION OF
EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION (1)
AND ADJUSTED FUNDS FROM OPERATIONS (2)
(unaudited and in thousands)

	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003
Reconciliation of net income to earnings before interest, taxes and depreciation and amortization (EBITDA):				
Net Income	$ 8,462	$ 9,086	$ 9,529	$ 8,030
Add: minority interests	940	1,114	1,529	2,071
Interest expense	16,180	15,312	14,110	13,716
Depreciation and amortization	22,627	20,493	16,532	16,159
Depreciation and amortization included in discontinued operations	101	550	551	552
EBITDA	$ 48,310	$ 46,555	$ 42,251	$ 40,528

(1)   For the definition and discussion of EBITDA, see page 35.

Reconciliation of cash flows from operating activities to adjusted funds from operations (AFFO):

	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003
Cash flows from operating activities	$ 37,868	$ 20,882	$ 20,253	$ 10,937
Changes in other assets and liabilities	(13,961)	3,115	3,305	15,566
Non-recoverable capital expenditures	(275)	(418)	(237)	(31)
Recoverable capital expenditures	(162)	(656)	(184)	(4)
Hotel improvements, equipment upgrades and replacements (3)	(5)	(16)		(193)
2nd generation tenant improvements and leasing commissions (4) (5)	(4,667)	(5,950)	(1,402)	(1,191)
AFFO	$ 18,798	$ 16,957	$ 21,735	$ 25,084

(2)   For the definition and discussion of adjusted funds from operations, see page 34.
(3)   Excludes $1.1 million, $1.9 million, $0.7 million, and $0.3 million of expenditures for the three months ended September 30, 2004, June 30, 2004, March 31, 2004, and December 31, 2003, respectively related to the renovation of the hotel. See page 32.
(4)   Excludes 2nd generation tenant improvements and leasing commissions of $0.1 million, $4.4 million, $6.7 million, and $8.0 million, for the three months ended September 30, 2004, June 30, 2004, March 31, 2004, and December 31, 2003, respectively, related to leases executed prior to and fully reserved ($35.2 million) at the Offering. Principal leases comprising the $35.2 million reserve include tenants such as US Bancorp, Wealth & Tax Advisory, Latham & Watkins, Morrison & Forester, Gibson Dunn & Crutcher and Payden & Rygel. As of September 30, 2004, $3.9 million of this reserve remains.
(5)   Excludes 1st generation tenant improvements and leasing commissions of $1.3 million, $2.1 million, $0.9 million, and $0.2 million, for the three months ended September 30 , 2004, June 30, 2004, March 31, 2004, and December 31, 2003, respectively.

Maguire Properties, Inc.
Third Quarter 2004

CAPITAL STRUCTURE

Consolidated Debt
(in thousands)

	Aggregate Principal September 30, 2004
Mortgage and Other Secured Loans Payable	$ 1,515,250
Secured Credit Facility	-
Total Debt	**$ 1,515,250**

Equity
(in thousands)

	Shares Outstanding	Total Liquidation Preference
Preferred Stock	10,000	**250,000**

	Shares & Units Outstanding	Market Value (1)
Common Stock	43,102.1	$ 1,047,812
Operating Partnership Units	10,684.4	259,738
Total Common Equity	**53,786.5**	**$ 1,307,550**
Total Market Capitalization		**$ 3,072,800**

(1)   Value based on the New York Stock Exchange closing price of $24.31 on September 30, 2004.

14

Maguire Properties, Inc.
Third Quarter 2004

DEBT SUMMARY

Consolidated Debt Analysis
(in thousands)

	Maturity Date		Principal Balance as of September 30, 2004	% of Debt	Interest Rate as of September 30, 2004
Floating Rate Debt					
Gas Company Tower & 808 South Olive			$ 280,000	18.48%	3.34%
Floating rate debt	July 7, 2008		30,000	1.98%	7.67%
Floating rate debt	July 6, 2007		250,000	16.50%	2.82%
KPMG Tower	August 31, 2005	(1)	195,000	12.87%	3.55%
Park Place I	November 9, 2004	(1)	164,000	10.82%	3.90%
Park Place II	July 22, 2005		140,000	9.24%	3.58%
Credit Facility	June 27, 2006		-	0.00%	3.97%
Total Unhedged Floating Rate Debt			$ 779,000	51.41%	3.55%
Fixed Rate Debt					
US Bank Tower	July 1, 2013		260,000	17.16%	4.66%
Wells Fargo Tower	July 1, 2010		250,000	16.50%	4.68%
One California Plaza	December 1, 2010		146,250	9.65%	4.73%
Glendale Center	November 1, 2013		80,000	5.28%	5.73%
Total Fixed Rate Debt			$ 736,250	48.59%	4.80%
Total Consolidated Debt			$ 1,515,250	100.00%	4.16%

(1)   The company has obtained commitments for the following new fixed rate loans:

   KPMG Tower - $210 million, 7-year loan bearing interest at 5.14%, closed on November 1, 2004.

   Park Place I - $170 million, 10-year loan bearing interest at 5.64%, expected to close by November 9, 2004.

Credit Facility
(in thousands)

	Maximum Available		Currently Available		Drawn
Secured Line of Credit	$ 100,000	$	85,570	$	-

Floating vs Fixed Rate Debt
as of September 30, 2004 (2)



(2)   Reflects the above financing table. Subsequent to the refinancing of the KPMG Tower $210 million loan and the $170 million Park Place I loan as described in footnote 1 the fixed rate debt percentage would be 72.7% of the total expected $1.54 billion outstanding consolidated debt.

Financial Ratios

Interest coverage (a)	**3.06**
Fixed-charge coverage (b)	**2.32**
Debt to total market capitalization (c)	**49.3%**
Debt plus preferred stock to total market capitalization (d)	**57.4%**

(a)   EBITDA divided by cash interest expense. Cash interest expense relates to indebtedness and capital leases less amortized deferred financing fees and amortization of the sold interest rate swaps.

(b)   Same as (a) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(c)   Mortgage debt and other loans divided by mortgage debt and other loans plus preferred stock and the market value of outstanding common stock and operating partnership units, assuming the conversion of operating partnership units into shares of our common stock.

(d)   Same as (c) except numerator includes preferred stock.

Maguire Properties, Inc.
Third Quarter 2004

DEBT MATURITIES

Property	2004		2005		2006		2007		2008		Thereafter		Total
					Debt Maturities (in thousands)								
US Bank Tower	$	-	$	-	$	-	$	-	$	-	$	260,000	$	260,000
Gas Company Tower		-		-		-		250,000 (2)		30,000 (3)		-		280,000
Wells Fargo Tower		-		-		1,507		3,814		3,968		240,711		250,000
KPMG Tower		-		195,000 (1)		-		-		-		-		195,000
One California Plaza		-		-		-		239		2,825		143,186		146,250
Glendale Center		-		-		-		-		-		80,000		80,000
Park Place I		164,000 (1)		-		-		-		-		-		164,000
Park Place II		-		140,000		-		-		-		-		140,000
Total	**$**	**164,000**	**$**	**335,000**	**$**	**1,507**	**$**	**254,053**	**$**	**36,793**	**$**	**723,897**	**$**	**1,515,250**
Weighted Average Rates		3.90%		3.56%		4.68%		2.85%		7.12%		4.80%		4.16%

(1) The company has obtained commitments for the following new fixed rate loans:

    KPMG Tower - $210 million, 7-year loan bearing interest at 5.14%, closed on November 1, 2004.

    Park Place I - $170 million, 10-year loan bearing interest at 5.64%, expected to close by November 9, 2004.

(2) A one-year extension option available.

(3) Maturity accelerated to 2007 if the Gas Company Tower mortgage and junior mezzanine debt is not extended to 2008.

Maguire Properties, Inc.
Third Quarter 2004

PORTFOLIO DATA

17

Table of Contents

Maguire Properties, Inc.
Third Quarter 2004

PORTFOLIO OVERVIEW - SQUARE FOOTAGE

Rentable Square Feet of Office Properties by Location

	Property SF	
Los Angeles County		
Los Angeles Central Business District		
US Bank Tower	1,379,578	
Gas Company Tower & 808 South Olive	1,335,964	
Wells Fargo Tower	1,381,646	
KPMG Tower	1,133,673	
One California Plaza	982,401	
Total Los Angeles Central Business District	6,213,262	
Tri-Cities		
Pasadena - Plaza Las Fuentes	185,463	
Glendale - Glendale Center	382,888	
Total Tri-Cities	568,351	
Cerritos		
Cerritos Corporate Center - Phase I	221,968	
Cerritos Corporate Center - Phase II	104,567	
Total Cerritos	326,535	
Total Los Angeles County	**7,108,148**	
Orange County		
John Wayne Airport Submarket		
Park Place I	1,742,833	
Park Place II	146,639	
Total John Wayne Airport Submarket	1,889,472	
Total Orange County	**1,889,472**	
Total Office Properties	**8,997,620**	(1), (3)

Rentable Square Feet of Retail Property

Orange County	
John Wayne Airport Submarket	
Park Place II	124,659
Total John Wayne Airport Submarket	124,659
Total Orange County	**124,659**
Total Office Properties	**124,659**

Hotel Property

	Number of Rooms	Hotel SF
Westin Hotel, Pasadena, CA	**350**	**266,000**

Garage Properties

	Vehicle Capacity		Garage SF
On-Site Parking			
US Bank Tower	513		230,650
Gas Company Tower	1,161		319,581
Wells Fargo Tower	1,418		426,926
KPMG Tower	845		251,313
One California Plaza	1,313		176,500
Park Place II	5,400		399,000
Glendale Center	1,400		486,287
Cerritos Corporate Center - Phase I	769		221,856
Cerritos Corporate Center - Phase II	696		194,434
Off-Site Garages			
808 South Olive Garage	928		345,933
Westlawn Garage	1,047		363,906
X-2 Garage	774		248,248
Total Garage Properties	**16,264**	(2)	**3,664,634**
Total Portfolio			**13,052,913**

(1)   Increased from 8,841,856 square feet at June 30, 2004 due to acquisition of Park Place II on July 23, 2004 and additional 9,125 square feet from remeasurement of new and renewed leases.
(2)   Actual vehicles under monthly contract are 19,472 due to oversell factor.
(3)   Total square footage includes 212,334 square feet of retail space located within the office properties.

Maguire Properties, Inc.
Third Quarter 2004

PORTFOLIO LISTING - OCCUPANCY AND IN-PLACE RENTS

Property	Sub-Market	Square Feet	% Leased	Annualized Rent (1)	Annualized Rent $/RSF (2)
Office Properties					
US Bank Tower	Los Angeles Central Business District	1,379,578	89.2 %	$ 35,068,125	$ 28.51
Gas Company Tower	Los Angeles Central Business District	1,335,964	98.5 %	32,160,543	24.43
Wells Fargo Tower	Los Angeles Central Business District	1,381,646	83.5 %	21,419,792	18.56
KPMG Tower	Los Angeles Central Business District	1,133,673	92.5 %	20,152,232	19.22
One California Plaza	Los Angeles Central Business District	982,401	91.9 %	13,809,179	15.30
Sub-Total LACBD		6,213,262	91.0 %	122,609,871	21.69
Plaza Las Fuentes	Tri-Cities	185,463	96.5 %	3,311,832	18.51
Glendale Center	Tri-Cities	382,888	100.0 %	7,416,764	19.37
Cerritos - Phase I	Cerritos Office	221,968	100.0 %	5,367,540	24.18
Cerritos - Phase II	Cerritos Office	104,567	100.0 %	2,141,371	20.48
Sub-Total Tri Cities		894,886	99.3 %	18,237,507	20.53
Sub-Total Los Angeles County		**7,108,148**	**92.0%**	**140,847,378**	**21.54**
Park Place I	John Wayne Airport	1,742,833	95.8 %	21,683,439	12.99
Park Place II	John Wayne Airport	146,639	36.1 %	1,198,591	22.63
Sub-Total Orange County		**1,889,472**	**91.2%**	**22,882,030**	**13.28**
Total/Weighted Average - Office Properties		**8,997,620**	**91.8%**	**$ 163,729,408**	**$ 19.82**
Retail Property					
Park Place II	John Wayne Airport	124,659 (3)	94.5 %	3,142,625	26.67
Total/Weighted Average - Retail Property		**124,659**	**94.5%**	**$ 3,142,625**	**$ 26.67**
Total/Weighted Average - Office & Retail Properties		**9,122,279**	**91.9%**	**$ 166,872,033**	**$ 19.91**

	% Leased Q3 2004	% Leased Q2 2004	% Leased Q1 2004	% Leased Q4 2003	% Leased Q3 2003
US Bank Tower	89.2%	90.0%	90.4%	90.4%	90.4%
Gas Company Tower	98.5%	98.5%	98.2%	96.4%	96.1%
Wells Fargo Tower	83.5%	82.9%	82.8%	83.6%	88.9%
KPMG Tower	92.5%	92.0%	86.8%	87.0%	87.8%
One California Plaza	91.9%	91.8%	92.1%	91.0%	92.9%
Plaza Las Fuentes	96.5%	96.5%	89.7%	91.3%	95.8%
Glendale Center	100.0%	100.0%	100.0%	100.0%	100.0%
Cerritos - Phase I	100.0%	100.0%	100.0%	100.0%	100.0%
Cerritos - Phase II	100.0%	100.0%	100.0%	100.0%	100.0%
Park Place I	95.8%	96.3%	96.8%	96.8%	97.2%
Park Place II	62.9%	-	-	-	-
Total Portfolio	**91.9%**	**92.8%**	**92.1%**	**91.9%**	**93.2%**

---

(1)   Annualized rent represents the annualized monthly contractual rent under existing leases as of September 30, 2004. This amount reflects total base rent before any one-time or non-recurring rent abatements but after annually recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a fully gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent.

(2)   Annualized rent per rentable square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(3)   The retail property square footage of Park Place II excludes 'The Greens,' a 20,000 rentable square foot golf course.

Maguire Properties, Inc.
Third Quarter 2004

MAJOR TENANTS

	Tenant	Number of Locations	Annualized Rent (1)	% of Total Annualized Rent	Total Leased Square Feet	% of Aggregate Leased Square Feet of Existing Portfolio	Weighted Average Remaining Lease Term in Months	S & P Credit Rating / National Recognition (3)
	Rated							
1	Southern California Gas Company	1	$ 16,807,927	10.1%	576,516	6.9%	85	A
2	Wells Fargo Bank	2	10,580,812	6.3%	432,424	5.2%	65	AA
3	Sempra (Pacific Enterprises)	1	8,504,539	5.1%	225,756	2.7%	69	A
4	AT&T Wireless	2	7,508,911	4.5%	326,535	3.9%	107	BBB
5	ConAgra, Inc.	1	4,989,050	3.0%	393,317	4.7%	71	BBB+
6	Los Angeles Unified School District	1	4,978,817	3.0%	260,498	3.1%	20	AA-
7	Bank of America	3	3,685,009	2.2%	205,352	2.5%	65	AA-
8	Disney Enterprises	1	3,085,885	1.8%	156,215	1.9%	81	BBB+
9	US Bank	1	2,513,129	1.5%	121,645	1.5%	129	AA-
10	Dept. of Transportation (CALTRANS)	1	2,348,996	1.4%	208,156	2.5%	77	AAA (4)
	Total Rated / Weighted Average (2)		$ 65,003,075	39.0%	2,906,414	34.7%	75	
	Total Investment Grade Tenants		*$ 80,461,945*	*48.2 %*	*3,913,592*	*46.7 %*		
	Unrated - Nationally Recognized							
11	Latham & Watkins	2	10,038,237	6.0%	361,524	4.3%	72	4th Largest US Law Firm
12	Gibson Dunn & Crutcher	1	6,103,475	3.7%	268,268	3.2%	158	14th Largest US Law Firm
13	Morrison & Foerster	1	4,365,725	2.6%	192,775	2.3%	85	22nd Largest US Law Firm
14	Jones, Day, Reavis & Pogue	1	4,982,380	3.0%	152,166	1.8%	25	3rd Largest US Law Firm
15	Munger Tolles & Olson	1	3,835,466	2.3%	160,682	1.9%	209	Prominent Regional Law Firm
16	White & Case	1	2,844,120	1.7%	94,804	1.1%	86	7th Largest US Law Firm
17	Bingham McCutchen	2	3,621,599	2.2%	182,393	2.2%	65	26th Largest US Law Firm
18	KPMG	1	2,943,362	1.8%	175,525	2.1%	117	4th Largest US Accounting Firm
19	Sidley Austin Brown & Wood	1	2,199,680	1.3%	147,237	1.8%	51	5th Largest US Law Firm
20	Skadden, Arps, Slate, Meagher & Flom	1	1,977,028	1.2%	152,576	1.8%	86	Largest US Law Firm
	Total Unrated / Weighted Average (2)		$ 42,911,072	25.7%	1,887,950	22.5%	97	
	Total Nationally Recognized Tenants		*$ 57,940,633*	*34.7 %*	*2,798,335*	*33.4 %*		
	Total / Weighted Average (2)		$ 107,914,147	64.7%	4,794,364	57.2%	86	
	Total Investment Grade or Nationally Recognized Tenants		*$ 138,402,578*	*82.9 %*	*$ 6,711,927*	*80.1 %*		

(1) Annualized base rent is calculated as monthly contractual base rent under existing leases as of September 30, 2004, multiplied by 12; for those leases where rent has not yet commenced, the first month in which rent is to be received is used to determine annualized base rent.
(2) The weighted average calculation is based on the net rentable square feet leased by each tenant.
(3) S&P credit ratings are as of September 30, 2004, and rankings of law firms are based on total gross revenue in 2003 as reported by American Lawyer Media's LAW.com.
(4) S&P credit rating for the Dept. of Transportation is based on the most recent debt issuance.

Table of Contents

Maguire Properties, Inc.

Third Quarter 2004

PORTFOLIO TENANT CLASSIFICATION DESCRIPTION (1), (2)



Accomodation and Food Services 3%
Professional, Scientific & Technical Services (except Legal Services) 5%
Educational 3%
Real Estate and Rental and Leasing 2%
All Other Services 8%
Legal Services 30%
Information 9%
Utilities 15%
Finance and Insurance 25%
Legal Services
Finance and Insurance
Utilities
Information
All Other Services
Professional, Scientific & Technical Services (except Legal Services)
Educational Services
Accommodation and Food Services
Real Estate and Rental and Leasing

(1) Percentages are based upon leased square feet.
(2) Classifications are based on the 'North American Industrial Classification System' (NAICS).

Maguire Properties, Inc.
Third Quarter 2004

LEASE EXPIRATIONS - Total Portfolio

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent		Percentage of Gross Annualized Rent	Current Rent per Square Foot [1]		Rent per Square Foot at Expiration [2]	
Available	741,919	8.1%							
2004	171,955	1.9%	$	3,107,519	1.9%	$	18.07	$	18.07
2005	643,403	7.1%		14,327,271	8.6%		22.27		22.67
2006	905,795	9.9%		18,887,946	11.3%		20.85		21.85
2007	464,315	5.1%		8,168,758	4.9%		17.59		19.01
2008	547,771	6.0%		8,552,598	5.1%		15.61		16.49
2009	701,390	7.7%		14,976,306	9.0%		21.35		22.63
2010	989,897	10.9%		19,022,055	11.4%		19.22		21.60
2011	1,417,247	15.5%		30,255,456	18.1%		21.35		27.39
2012	458,198	5.0%		7,793,908	4.7%		17.01		21.16
2013	775,881	8.5%		13,866,865	8.3%		17.87		20.94
Thereafter	1,304,508	14.3%		27,913,351	16.7%		21.40		24.92
Total	**9,122,279**	**100.0%**	**$**	**166,872,033**	**100.0%**	**$**	**19.91**	**$**	**22.67**

Leases Expiring in the Next 4 Quarters:

4th Quarter 2004	171,955	1.9%	$	3,107,519	1.9%	$	18.07	$	18.07
1st Quarter 2005 (3)	243,685	2.7%	$	7,397,096	4.4%	$	30.36	$	30.37
2nd Quarter 2005	127,089	1.4%	$	1,962,810	1.2%	$	15.44	$	15.85
3rd Quarter 2005	96,419	1.1%	$	2,235,325	1.3%	$	23.18	$	25.02

(1) Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3) Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Third Quarter 2004

LEASE EXPIRATIONS - Los Angeles County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet		Annualized Rent	Percentage of Gross Annualized Rent		Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)
Available	568,207	8.0%							
2004	61,342	0.8%	$	1,576,112	1.2%	$	25.69	$	25.69
2005	614,253	8.6%		13,724,211	9.8%		22.34		22.76
2006	811,427	11.4%		17,192,113	12.2%		21.19		22.24
2007	357,331	5.0%		6,446,822	4.6%		18.04		19.48
2008	323,438	4.6%		5,230,594	3.7%		16.17		16.34
2009	444,612	6.3%		11,407,814	8.1%		25.66		26.07
2010	433,123	6.1%		12,040,523	8.5%		27.80		30.14
2011	1,194,251	16.8%		27,569,391	19.6%		23.09		28.99
2012	268,832	3.8%		4,845,511	3.4%		18.02		22.63
2013	775,881	10.9%		13,866,865	9.8%		17.87		20.94
Thereafter	1,255,451	17.7%		26,947,422	19.1%		21.49		24.82
Total	**7,108,148**	**100.0%**	**$**	**140,847,378**	**100.0%**	**$**	**21.54**	**$**	**24.27**

Leases Expiring in the Next 4 Quarters:

4th Quarter 2004	61,342	0.8%	$	1,576,112	1.2%	$	25.69	$	25.69
1st Quarter 2005 (3)	229,116	3.2%	$	7,070,682	5.0%	$	30.86	$	30.86
2nd Quarter 2005	122,046	1.7%	$	1,854,266	1.3%	$	15.19	$	15.62
3rd Quarter 2005	86,881	1.2%	$	2,067,223	1.5%	$	23.79	$	25.02

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Third Quarter 2004

LEASE EXPIRATIONS - Orange County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent		Percentage of Gross Annualized Rent	Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)	
Available	173,712	8.7%							
2004	110,613	5.6%	$	1,531,405	6.0%	$	13.84	$	13.84
2005	29,150	1.4%		603,060	2.3%		20.69		20.79
2006	94,368	4.7%		1,695,834	6.5%		17.97		18.47
2007	106,984	5.3%		1,721,936	6.6%		16.10		17.44
2008	224,333	11.1%		3,322,004	12.8%		14.81		16.71
2009	256,778	12.7%		3,568,493	13.7%		13.90		16.67
2010	556,774	27.6%		6,981,532	26.8%		12.54		14.95
2011	222,996	11.1%		2,686,065	10.3%		12.05		18.83
2012	189,366	9.4%		2,948,397	11.3%		15.57		19.06
2013	-	0.0%		-	0.0%		-		-
Thereafter	49,057	2.4%		965,929	3.7%		19.69		27.53
Total	**2,014,131**	**100.0%**	**$**	**26,024,655**	**100.0%**	**$**	**14.14**	**$**	**16.98**

Leases Expiring in the Next 4 Quarters:

4th Quarter 2004	110,613	5.6%	$	1,531,405	6.0%	$	13.84	$	13.84
1st Quarter 2005 (3)	14,569	0.7%	$	326,414	1.3%	$	22.40	$	22.61
2nd Quarter 2005	5,043	0.3%	$	108,544	0.4%	$	21.52	$	21.52
3rd Quarter 2005	9,538	0.5%	$	168,102	0.6%	$	17.62	$	17.62

(1) Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3) Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Third Quarter 2004

LEASING ACTIVITY

	For the Three Months Ended September 30, 2004	% Leased
Leased Square Feet as of June 30, 2004	8,205,752	92.8%
Recent Acquisition: Park Place II (1)	170,774	
Leased Square Feet as of June 30, 2004, including Park Place II	8,376,526	91.9%
Expirations	(148,298)	(1.6)%
New Leases	39,981	0.4%
Renewals	112,151	1.2%
Leased Square Feet as of September 30, 2004	**8,380,360**	**91.9%**
Cash Rent Growth (2)		
Expiring Rate per Square Foot	$	16.71
New / Renewed Rate per Square Foot	$	16.35
Percentage Change		(2.2)%
GAAP Rent Growth (3)		
Expiring Rate per Square Foot	$	16.58
New / Renewed Rate per Square Foot	$	17.51
Percentage Change		5.6%
Weighted Average Lease Term - New (in months)		61
Weighted Average Lease Term - Renewal (in months)		62

---

(1)   Includes the Shops at Park Place II with leased square footage of 117,814 as of September 30, 2004.
(2)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
       Excludes new and renewed leases for spaces with more than six months of downtime.
(3)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

25

Maguire Properties, Inc.
Third Quarter 2004

LEASING ACTIVITY - Los Angeles Central Business District

	For the Three Months Ended September 30, 2004	% Leased
Leased Square Feet as of June 30, 2004, Los Angeles Central Business District	5,645,220	90.9%
Expirations	(40,677)	(0.7)%
New Leases	21,579	0.4%
Renewals	25,480	0.4%
Leased Square Feet as of September 30, 2004, Los Angeles Central Business District	**5,651,602**	**91.0%**
Cash Rent Growth (1)		
Expiring Rate per Square Foot		$ 19.38
New / Renewed Rate per Square Foot		$ 20.46
Percentage Change		5.6%
GAAP Rent Growth (2)		
Expiring Rate per Square Foot		$ 19.34
New / Renewed Rate per Square Foot		$ 21.27
Percentage Change		10.0%
Weighted Average Lease Term - New (in months)		74
Weighted Average Lease Term - Renewal (in months)		21

(1)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
Excludes new and renewed leases for spaces with more than six months of downtime.

(2)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

26

Maguire Properties, Inc.
Third Quarter 2004

LEASING ACTIVITY - Tri-Cities and Cerritos

	For the Three Months Ended September 30, 2004		% Leased
Leased Square Feet as of June 30, 2004, Tri-Cities and Cerritos	888,253		99.3%
Expirations	(1,089)		(0.1)%
New Leases	1,175		0.1%
Renewals	-		0.0%
Leased Square Feet as of September 30, 2004, Tri-Cities and Cerritos	**888,339**		**99.3%**
Cash Rent Growth (1)			
Expiring Rate per Square Foot		$	16.00
New / Renewed Rate per Square Foot		$	16.00
Percentage Change			0.0%
GAAP Rent Growth (2)			
Expiring Rate per Square Foot		$	16.00
New / Renewed Rate per Square Foot		$	16.00
Percentage Change			0.0%
Weighted Average Lease Term - New (in months)			197
Weighted Average Lease Term - Renewal (in months)			-

(1)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
      Excludes new and renewed leases for spaces with more than six months of downtime.
(2)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

27

Maguire Properties, Inc.
Third Quarter 2004

LEASING ACTIVITY - Orange County

	For the Three Months Ended September 30, 2004	% Leased
Leased Square Feet as of June 30, 2004, Park Place I	1,672,279	96.3%
Recent Acquisition: Park Place II (1)	170,774	
Leased Square Feet as of June 30, 2004, including Park Place II	1,843,053	91.6%
Expirations	(106,532)	(5.3)%
New Leases	17,227	0.9%
Renewals	86,671	4.2%
Leased Square Feet as of September 30, 2004	**1,840,419**	**91.4%**
Cash Rent Growth (2)		
Expiring Rate per Square Foot	$ 15.84	
New / Renewed Rate per Square Foot	$ 14.49	
Percentage Change	(8.5)%	
GAAP Rent Growth (3)		
Expiring Rate per Square Foot	$ 15.68	
New / Renewed Rate per Square Foot	$ 15.82	
Percentage Change	0.9%	
Weighted Average Lease Term - New (in months)	37	
Weighted Average Lease Term - Renewal (in months)	74	

(1) Includes the Shops at Park Place II with leased square footage of 117,814 as of September 30, 2004.
(2) Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination. Excludes new and renewed leases for spaces with more than six months of downtime.
(3) Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

Maguire Properties, Inc.
Third Quarter 2004

TENANT CONCESSIONS and LEASING COMMISSIONS (1), (5)

	Q3 2004		Q2 2004		Q1 2004		2003		2002		2001
Renewals (2)											
Number of Leases	9		6		5		21		26		19
Square Feet	112,151		33,319		68,082		249,015		454,302		456,516
Tenant Concession Costs per Square Foot	$ 12.92	$	4.27	$	28.88	$	14.80	$	1.67	$	1.11
Leasing Commission Costs per Square Foot (3)	6.06	$	4.55	$	9.03	$	3.29	$	5.40	$	2.11
Total Tenant Concession and Leasing Commission											
Costs per Square Foot	$ 18.98	$	8.82	$	37.91	$	18.09	$	7.07	$	3.22
Costs per Square Foot per Year	$ 3.27	$	2.25	$	5.21	$	2.90	$	1.53	$	1.44
New / Modified Leases (4)											
Number of Leases	13		11		10		48		27		42
Square Feet	39,981		274,211		90,968		1,185,349		225,464		654,179
Tenant Concession Costs per Square Foot	$ 16.83	$	46.40	$	19.40	$	40.24	$	24.71	$	17.27
Leasing Commission Costs per Square Foot (3)	3.66	$	11.90	$	5.31	$	5.56	$	6.48	$	7.96
Total Tenant Concession and Leasing Commission											
Costs per Square Foot	$ 20.49	$	58.30	$	24.71	$	45.80	$	31.19	$	25.23
Costs per Square Foot per Year	$ 1.85	$	4.51	$	3.24	$	7.26	$	4.51	$	3.15
Total											
Number of Leases	22		17		15		69		53		61
Square Feet	152,132		307,530		159,050		1,434,364		679,766		1,110,695
Tenant Concession Costs per Square Foot	$ 13.95	$	41.83	$	23.46	$	35.82	$	9.32	$	10.63
Leasing Commission Costs per Square Foot (3)	$ 5.43	$	11.11	$	6.90	$	5.16	$	5.76	$	5.56
Total Tenant Concession and Leasing Commission											
Costs per Square Foot	$ 19.38	$	52.94	$	30.36	$	40.98	$	15.08	$	16.19
Costs per Square Foot per Year	$ 2.06	$	4.23	$	4.06	$	6.51	$	2.80	$	2.87

(1) Based on leases executed during the period. Excludes leases of related parties and excludes build out costs for raw space.
All periods presented include historical tenant concessions for One California Plaza and Park Place, which we acquired on November 6, 2003 and April 14, 2004, respectively.

(2) Does not include retained tenants that have relocated to new space or expanded into new space.
(3) Leasing commission costs exclude any commission paid to related parties.
(4) Includes retained tenants that have relocated or expanded into new space and lease modifications.
(5) Tenant Concession and Leasing Commission information for Park Place II is unavailable for the period(s) prior to acquisition on July 23, 2004.

Maguire Properties, Inc.
Third Quarter 2004

HISTORICAL CAPITAL EXPENDITURES

	Q3 2004	Q2 2004	Q1 2004	2003	2002	2001
Office Properties (1)						
Non-recoverable Capital Expenditures (2)	$ 274,887	$ 417,507	$ 586,346	$ 896,688	$ 975,649	$ 2,590,102
Total Square Feet (3) (2)	8,524,446	8,515,321	8,504,775	8,501,855	8,470,554	8,427,639
Non-recoverable Capital Expenditures per Square Foot	$ 0.03	$ 0.05	$ 0.07	$ 0.11	$ 0.12	$ 0.31
Recoverable Capital Expenditures (4) (2)	$ 162,037	$ 656,098	$ 183,851	$ 1,346,274	$ 6,677,588	$ 2,620,791
Total Square Feet (3) (2)	8,524,446	8,515,321	8,504,775	8,501,855	8,470,554	8,427,639
Recoverable Capital Expenditures per Square Foot	$ 0.02	$ 0.08	$ 0.02	$ 0.16	$ 0.79	$ 0.31

(1)   All periods presented include historical capital expenditures for One California Plaza and Park Place, which we acquired on November 6, 2003 and April 14, 2004, respectively.
(2)   Historical capital expenditure information for Park Place II is unavailable for the period(s) prior to acquisition on July 23, 2004. Therefore, the total square feet amount excludes Park Place II.
(3)   The square footage of Cerritos is deducted from the total square feet amount as the tenant pays for all capital expenditure activities.
(4)   Recoverable capital improvements, such as equipment upgrades, are generally financed through a capital lease. The annual amortization, based on each asset's useful life, as well as any financing costs, are generally billed to tenants on an annual basis as payments are made. The amounts presented represent the total value of the improvements in the year they are made.

30

Maguire Properties, Inc.
Third Quarter 2004

OFFICE MARKET OVERVIEW

Submarket	Lease Type (1)	Q3 2004			Q2 2004			Q1 2004		
		Annual Rent PSF (2)	Direct Vacancy Rate	Overall Vacancy Rate (3)	Annual Rent PSF (2)	Direct Vacancy Rate	Overall Vacancy Rate (3)	Annual Rent PSF (2)	Direct Vacancy Rate	Overall Vacancy Rate (3)
Los Angeles County										
Bunker Hill	NNN	19.80	8.0%	11.1%	19.97	8.7%	12.7%	19.22	8.2%	11.7%
Tri-Cities (4)	FSG	28.14	10.9%	12.1%	27.44	12.2%	13.6%	26.94	13.9%	15.4%
Cerritos	FSG	22.08	11.1%	11.4%	23.52	11.0%	11.3%	23.40	13.0%	13.0%
Orange County										
Orange County (5)	FSG	23.52	11.9%	13.5%	23.28	13.8%	15.5%	23.40	14.0%	15.6%
John Wayne Airport	FSG	26.04	11.7%	13.7%	25.44	14.0%	15.9%	25.68	14.1%	16.1%

Submarket	Lease Type (1)	2003			2002			2001		
		Annual Rent PSF (2)	Direct Vacancy Rate	Overall Vacancy Rate (3)	Annual Rent PSF (2)	Direct Vacancy Rate	Overall Vacancy Rate (3)	Annual Rent PSF (2)	Direct Vacancy Rate	Overall Vacancy Rate (3)
Los Angeles County										
Bunker Hill	NNN	19.60	7.1%	10.5%	20.40	8.0%	13.8%	21.70	4.8%	8.2%
Tri-Cities (4)	FSG	27.05	12.9%	14.7%	27.86	12.1%	18.7%	26.83	10.8%	16.3%
Cerritos	FSG	24.36	11.0%	11.4%	24.84	15.4%	16.0%	20.88	4.7%	10.9%
Orange County										
Orange County (5)	FSG	23.16	14.3%	15.8%	24.36	15.8%	17.5%	26.77	14.8%	17.4%
John Wayne Airport	FSG	25.44	14.4%	16.4%	27.60	16.5%	19.2%	31.07	13.3%	16.5%

Source: Cushman & Wakefield

(1) NNN = Triple Net Lease; FSG = Full Service Gross Lease
(2) This data represents the weighted average asking rent per square foot for available space.
(3) This data represents the overall vacancy rate which includes sublease vacancy.
(4) Tri-Cities excludes North Hollywood and Pasadena East.
(5) This data represents the entire Orange County market.

Maguire Properties, Inc.
Third Quarter 2004

HOTEL PERFORMANCE

Westin Hotel, Pasadena, CA (1)	Q3 2004 (2)	Q3 2003	Percent Change	YTD September 30, 2004 (2)	YTD September 30, 2003	Percent Change
Occupancy	57.9%	75.4%	(23.2)%	72.5%	74.6%	(2.7)%
Average Daily Rate	$ 144.19	$ 119.43	20.7%	$ 139.85	$ 120.87	15.7%
Revenue Per Available Room (REVPAR)	$ 83.49	$ 90.07	(7.3)%	$ 101.40	$ 90.12	12.5%
Hotel Net Operating Income (3)	$ 746,870	$ 1,017,239	(26.6)%	$ 3,762,547	$ 2,938,926	28.0%

HOTEL HISTORICAL CAPITAL EXPENDITURES

Westin Hotel, Pasadena, CA (1)	Q3 2004	Q2 2004	Q1 2004	2003	2002	2001
Hotel Improvements and Equipment Replacements	$ 4,600	$ 15,836	$ -	$ 440,341	$ 760,044	$ 546,543
Total Hotel Revenue	$ 4,155,681	$ 5,285,257	$ 5,199,447	$ 18,449,302	$ 20,005,000	$ 19,345,688
Hotel Improvements as a Percentage of Hotel Revenue	0.1%	0.3%	0.0%	2.4%	3.8%	2.8%
Renovation and Upgrade Costs (4)	$ 1,059,393	$ 1,942,330	$ 727,732	$ 953,257	$ -	$ -

(1) The Westin Hotel operated under a Doubletree flag until it was rebranded on December 20, 2002.
(2) The Westin Hotel was undergoing guestroom renovations from June 23, 2004 through October 4, 2004, which caused a portion of the guestrooms to be unavailable during that period.
(3) Includes air space lease expense of $89,739 per quarter and excludes hotel capital expenditures reserve.
(4) The Westin Hotel is undergoing certain renovations through December 2005. The re-branding, upgrading and renovation costs are estimated at $13 million, of which $3.5 million has been funded by Westin.

Maguire Properties, Inc.
Third Quarter 2004

OPTION AND UNDEVELOPED PROPERTIES

| | | | | As of September 30, 2004 | |
| | | | | Developed / Developable | |
Property	Location	Percentage Leased	Acreage	Square Feet	Status
Option Properties (1) -					
1733 Ocean Avenue	Santa Monica, CA	40%	N/A	91,398	Complete
Western Asset Plaza	Pasadena, CA	76%	N/A	256,987	Complete
Water's Edge I (2)	Los Angeles, CA	100%	N/A	245,530	Complete
Water's Edge II (2)	Los Angeles, CA	N/A	2	130,000	Undeveloped
			Total Option Properties	**723,915**	
Undeveloped Owned Properties -					
Glendale Center - Phase II	Glendale, CA	N/A	2	300,000	Undeveloped
Park Place II	Irvine, CA	N/A	N/A	2,000,000	Undeveloped
			Total Undeveloped Properties	**2,300,000**	
			Total	**3,023,915**	

(1)   We hold options at various terms for these properties.
(2)   We hold an option on a one-eighth partnership interest in these two properties.

33

Maguire Properties, Inc.
Third Quarter 2004

MANAGEMENT STATEMENTS ON NON-GAAP SUPPLEMENTAL MEASURES

Funds from Operations:

We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization, gains (or losses) from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other equity REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

Adjusted Funds from Operations:

We calculate adjusted funds from operations, or AFFO, by adding to or subtracting from FFO (i) non-cash operating revenues and expenses, (ii) capitalized operating expenditures such as leasing payroll and interest expense, (iii) recurring capital expenditures required to maintain and re-tenant our properties and (iv) regular principal payments required to service our debt. Management uses AFFO as a supplemental liquidity measure because, when compared year over year, it assesses our ability to fund our dividend and distribution requirements from our operating activities. We also believe that, as a widely recognized measure of the liquidity of REITs, AFFO will be used by investors as a basis to assess our ability to fund dividend payments in comparison to other REITs.

However, because AFFO may exclude certain non-recurring capital expenditures and leasing costs, the utility of AFFO as a measure of our liquidity is limited. Additionally, other equity REITs may not calculate AFFO in a consistent manner, accordingly, our AFFO may not be comparable to such other equity REITs' AFFO. AFFO should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.

Maguire Properties, Inc.
Third Quarter 2004

MANAGEMENT STATEMENTS ON NON-GAAP SUPPLEMENTAL MEASURES - continued

<u>EBITDA:</u>

We believe that earnings before interest, income taxes, depreciation and amortization, or EBITDA, is a useful supplemental performance measure. Management uses EBITDA as an indicator of our ability to incur and service debt. We believe EBITDA is an appropriate supplemental measure for such purposes, because the amounts spent on interest are, by definition, available to pay interest, income tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up, and depreciation and amortization are non-cash charges. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs. However, because EBITDA is calculated before recurring cash charges including interest expense and income taxes, and is not adjusted for capital expenditures or other recurring cash requirements of our business, its utility as a measure of our liquidity is limited. Accordingly, EBITDA should be considered only as supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity. EBITDA is not a measure of our financial performance and should not be considered as an alternative to net income as an indicator of our operating performance. Other equity REITs may calculate EBITDA differently than we do; accordingly, our EBITDA may not comparable to such other REITs' EBITDA.

<u>Coverage Ratios:</u>

We present interest and fixed charge coverage ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from EBITDA, their utility is limited by the same factors that limit the usefulness of EBITDA as a liquidity measure. Accordingly, our interest coverage ratio should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.